EXHIBIT 20.2

Dear Shareholders:

         This is my first report to you as President of this wonderful organization.  The past year has proven to be a year of profitable success with a great group of people.  As the Chairman and CEO has written at length on the financial results, tax policy, accounting principles and the political, legislative, regulatory and economic factors this organization has and will continue to face, I will endeavor not to go into that again here.  Instead I want to merely draw your attention to some of my observations.

        My first thought relates to the enormous talent the organization is fortunate to have.  I’ve had the opportunity to observe the executive and senior management teams move with magnificent skill, grace and ingenuity; and do so under intense time constraints.  For example, consider the acquisition of Online Brokerage Services, previously mentioned in the Chairman’s letter.  This acquisition is tied to a number of our strategic initiatives such as securing our conduit for unique investment opportunities as well as providing additional non-interest income revenue potential.  The flexibility and creativity in structuring this deal can only be attributed to the high caliber of our executive team and the talent whom they support.

        This year we also overhauled our Online Banking platform in order to expand the experience and functionality of this channel. We are now able to provide an experience for the customer which is more akin to the personal service that is expected of us in the branches.  This enormous task touched approximately 40,000 online customers.  We learned much from this experience, and as you may know, aspects of the conversion did not go as smoothly as we intended.  Nonetheless, the scope and scale to which our people rose up and met the customer and technical challenges upon “going live” was simply amazing.  With a different culture, repercussions would have been much different.  We made lemonade as is demonstrated by the fact that our customer attrition numbers were in fact better than last year.  We took the time to communicate with our customers on an individual basis.  Customers do not expect the CEO, President, Executive Vice Presidents and Senior Vice Presidents of the organization to call them up and assist them with their online experience; we did just that, and our customers told us that is why they choose to do business with us!

        In light of key retirements, we were faced with filling some large shoes in 2011.  Nonetheless, we have made some adjustments in our management structure which appears to be a great success. Due to the significant depth of bench, as well as CNC’s cache within the community, we were able to fill those gaps with high-quality individuals both from within the organization and the greater community.  It should be noted that our competitors graciously assisted us this year by demonstrating their lack of vision and loyalty by pulling out of the market.  Their talent now comes to us as not only a preferred employer yet also as a bastion of stability.

Due to our increasing size and complexity, there now appears to be an opportunity to realign ourselves in terms of what we do and how we do it with an eye to the future.  It is clear that this organization has always been shifting in structure in order to function more efficiently and effectively, and this process will certainly increase as we become more complex and diversified in focus.  Moving forward, amidst a greater understanding of the role and importance of our online channel as well as digital communication as a whole, we remain ever vigilant and focused on not allowing structural considerations to get in the way of remaining flexible.  This mindset is crucial in providing products and services that are useful to our customers and do so in a manner that is in accordance to their preferences.

A greater focus on communication must occur as the organization grows.  Our foot print includes 29 different physical locations which is an indicator of our success.  However, this also creates an impediment to easy, spontaneous and free-flowing communication between all of the people of this organization.  We are combating this through the creation of synergy groups across the various functions.  There is also renewed focus on the manner in which technology can be leveraged to break down the walls that will continually develop as a consequence of our geographic diversity.

In summation, we are living through a challenging yet exciting time with great opportunity presented through an unusual economic environment that is coupled with enormous turnover in competition, as well as a paradigm shift in what customers expect from their financial institution and the channels through which they choose to interact.  We are well positioned in our brand, culture and the communities in which we serve to leverage these opportunities and continue to deliver comprehensive financial services as we strive forward another 125 years.

I thank you for the opportunity to be a part of this wonderful community endeavor and look forward to the adventures that lay ahead.

Very truly yours,

/s/ Frank H. Hamlin, III

Frank H. Hamlin, III